FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of November 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Third Quarter 2010 Results
Revenue Sequentially Stable at $656m
Group Operating Income Contracted to 4%
Backlog Strengthening
PARIS, France – November 9th 2010 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today its non-audited third quarter 2010 consolidated results. All 2009 results are reported before restructuring.
•	Group revenue was $656m, down 10% year-on-year and up 1% sequentially on recovering multi-client sales, including Gulf of Mexico, and continued robust Sercel activity

•	Group operating margin at 4% with contrasting performance:
•	Sercel: margin up to 30%, primarily driven by higher land sales

•	Services: negative margin due to challenging contract market conditions in marine and North America onshore, offsetting promising trends in multi-client and high-end imaging. In this continued oversupplied marine environment, vessel upgrades and planned repairs were accelerated. Together with increased transits, this drove vessel utilization rates lower in Q3
•	Net income was a loss of $33 million including $13 million taxes this quarter

•	Operating cash flow was $82 million including the impact of increased working capital which was mainly related to Sercel activity. After capital expenditure, including the Oceanic Vega, and after financial costs, our free cash flow decreased by $93 million

•	Net debt to equity ratio at 41%

•	Backlog as of October 1st was sequentially up 9% to $1.6 billion with significant long term contract awards

•	Our 4th quarter is expected to benefit from increased Sercel sales and the promising multi-client trend. Operational cash flow should strengthen in the 4th quarter but not enough to compensate for the decrease in cash flow from the first nine months of the year
Third Quarter 2010 key figures

	Second Quarter	Third Quarter
In million $	2010	2010	2009
Group Revenue	647	656	731
Sercel	247	247	203
Services	460	461	571
Group Operating Income	37	27	58
Margin	6%	4%	8%
Sercel	66	74	37
Margin	27%	30%	18%
Services	5	-17	41
Margin	1%	-4%	7%
Net Income	8	-33	12
Net Debt	1,452	1,566	1,371
Net Debt to Equity ratio	39%	41%	32%

CGGVeritas CEO, Jean-Georges Malcor commented:
“CGGVeritas results this quarter reflect the challenging conditions that prevail during the low phase of the cycle we are going through. In this context, although our revenue was sequentially stable, our profitability was impacted by lower vessel utilization rates and difficult marine and North American land contract market conditions.
However, in recent months, we have seen promising signs of increased demand for our high-end solutions and innovative technologies. As an example, our new breakthrough broadband solution BroadSeis, which provides a remarkable step forward in the quality of marine imaging, has received a very strong and positive client response. Land and Marine multi-client sales have strengthened, Sercel again posted a very strong quarter and backlog has increased.
Our goal is to benefit from the increasing interest worldwide for our technology and expertise, while leveraging our high-end position in the progressively recovering seismic market.
Looking towards the future, we remain focused on our three strategic priorities: costs savings, operational performance and technology differentiation. We look forward to communicating our plan and progress towards these priorities during an upcoming market day which will be held in Paris on December 16th 2010.”
Third Quarter 2010 Financial Results
Group Revenue
Group revenue was down 10% in $ and up 1% in € year-on-year mainly due to fleet capacity adjustments and low vessel utilization rates while Sercel sales significantly increased. Sequentially, Group revenue was up 1% in $.

	Second Quarter	Third Quarter		Third Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Revenue	647	656	731	518	512
Sercel Revenue	247	247	203	194	143
Services Revenue	460	461	571	364	400
Eliminations	-60	-51	-43	-40	-31
Marine contract	195	173	271	137	189
Land contract	79	82	85	65	59
Processing	94	94	101	74	71
Multi-client	92	112	114	88	81
MC marine	60	77	77	60	54
MC land	32	35	37	28	27
Sercel
Year-on-year, revenue was up 21% in $ and 36% in €. Sequentially, revenue was stable in $ and operating margin increased 3 points to 30% confirming the indisputable position of Sercel as the industry leader.
Strong demand for increasing channel counts for high density surveys and regional activity drove sequential growth in land equipment this quarter. Sentinel® solid steamer sales along with increased technology take-up of SeaRay® OBC systems kept marine sales at a good level. Internal sales represented 21% of revenue, including the delivery of the Sentinel streamers and Nautilus® for the Oceanic Vega.

Services
Year-on-year, revenue was down 19% in $ and 9% in €. Sequentially revenue was stable in $ and operating margin was negative this quarter as a consequence of lower vessel utilization rates and challenging contract market conditions in marine and onshore North America.
•	Marine contract revenue was down 36% year-on-year in $ and 28% in € due to our vessel reduction plan and lower vessel utilization rates. Sequentially, revenue was down 11% with vessel availability[1] and production[2] rates, both at 87% in a continued low priced market. 90% of the 3D fleet operated on contract, 10% on multi-client. During the quarter, the Oceanic Vega was delivered and successfully completed its first survey in the Barents Sea, before mobilizing to Mexico to acquire a large wide-azimuth dual vessel survey with the Vanquish which was upgraded to 12 Sentinel streamers. Our new superior broadband marine solution, BroadSeisTM continued to generate strong and increasing client interest with eight successful pilot projects since its introduction earlier this year.

•	Land contract revenue was down 4% year-on-year in $ and up 10% in €. Sequentially revenue was relatively stable in $ while margins were impacted by challenging land contract conditions in North America. Activity remained high in the Middle East. In Oman, our high channel count contract was extended until the end of 2011. OBC activity continued to grow with the startup of the first of our two new crews in Saudi Arabia. EmphaSeisTM our new broadband land solution was successfully launched with implementation on four vibroseis crews.

•	Processing & Imaging revenue was down 7% year-on-year in $ and up 4% in €. Sequentially revenue was stable in $ and profitability remained strong driven by increased demand for our advanced capabilities, such as our leading RTM 3D gather depth processing technology and our reservoir solutions, particularly for shale gas. We now operate 12 dedicated centers and continued to develop our leadership this quarter with a three year extension for one center in Aberdeen, and the opening of another in Copenhagen.

•	Multi-client revenue was down 1% year-on-year in $ and 9% in €. Sequentially, we saw promising signs with revenue up 23% in $ mainly fueled by higher marine after-sales, which were up 138%. Capex for the third quarter was reduced to $62 million (€49 million) with prefunding rates increasing to 93%. The amortization rate averaged 52%, with 75% in land and 41% in marine. The Net Book Value of the library at the end of September was $745 million.
Multi-client marine revenue was sequentially up 29% in $. Capex was $35 million (€29 million). Prefunding was $36 million (€29 million) corresponding to a very high prefunding rate of 102%. After-sales worldwide were strong at $42 million (€33 million), increasing sequentially both in the Gulf-of-Mexico and in Brazil, highlighting the confidence of our clients in the long term value of deep offshore sub-salt plays. The final processing of our recently acquired Three Corner wide-azimuth survey in the Gulf of Mexico is on track for delivery in June 2011. Initial results show a tremendous improvement in the sub-salt section.

[1]	- The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]	- The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

Multi-client land revenue was sequentially up 10% in $ with total sales in US Land breaking a quarterly record. Capex was high this quarter at $27 million (€21 million) as we continue to extend our footprint of prime seismic coverage in the shale gas resource plays. In addition to the ongoing survey in the Haynesville basin, in September we began acquisition of a multi-phase program in the Marcellus basin. Prefunding was $22 million (€17 million), a rate of 81%. After-sales were $14 million (€11 million).
Group EBITDAs was $157 million (€124 million), a margin of 24%.

	Second Quarter	Third Quarter		Third Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group EBITDAs	166	157	231	124	163
Margin	26%	24%	32%	24%	32%
Sercel EBITDAs	78	86	47	67	32
Margin	31%	35%	23%	35%	23%
Services EBITDAs	120	99	203	79	143
margin	26%	22%	36%	22%	36%
Group Operating Income was $27 million (€21 million), a margin of 4%. The strengthening performance of Sercel and increased multi-client sales were offset by the continued low priced marine market, low vessel utilization rates and challenging contract market conditions onshore North America.

	Second Quarter	Third Quarter		Third Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Operating Income	37	27	58	21	41
Margin	6%	4%	8%	4%	8%
Sercel Op. Income	66	74	37	58	25
Margin	27%	30%	18%	30%	18%
Services Op. Income*	5	-17	41	-12	29
Margin	1%	-4%	7%	-4%	7%
Financial Charges
Financial charges were $36 million (€29 million).
Other financial charges were $9 million (€7 million) following changes in the currency exchange rate this quarter, especially the strengthening of the euro.
Taxes
Taxes were $13 million (€10 million) mainly due to foreign deemed and US taxation
Net Income was a loss of $33 million (€25 million). After the positive impact of minority interests of $3 million (€2 million), EPS was €-0.18 per ordinary share and $-0.23 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $82 million (€66 million).
Capex

Global Capex was $169 million (€140 million) this quarter, an increase of 14% year-on-year.
•	Industrial Capex was $107 million (€91 million)

•	Multi-client Capex was $62 million (€49 million) a reduction of 9% in $ year on year with a 93% prefunding rate

	Second Quarter	Third Quarter
In million $	2010	2010	2009
Capex	163	169	148
Industrial	78	107	79
Multi-client	86	62	68
Free Cash Flow
After interest expenses paid during the quarter, free cash flow was negative at $93 million with high levels of working capital requirements.
Third Quarter 2010 Comparisons with Third Quarter 2009

Consolidated Income Statement	Second Quarter	Third Quarter		Third Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Exchange rate euro/dollar	1.303	1.266	1.335	1.266	1.335
Operating Revenue	646.9	656.3	731.4	517.7	512.2
Sercel	247.0	246.9	203.3	194.3	142.8
Services	459.8	460.8	570.9	363.7	400.0
Elimination	-60.1	-51.2	-42.8	-40.3	-30.6
Gross Profit	129.4	102.4	151.0	81.8	104.5
Operating Income	37.1	26.5	57.7	21.2	40.7
Sercel	65.8	74.0	36.5	57.9	25.2
Services*	5.1	-16.5	40.6	-12.2	29.0
Corporate and Elimination*	-33.8	-31.0	-19.4	-24.5	-13.5
Net Financial Costs	-23.2	-45.4	-47.1	-35.1	-33.4
Income Tax	-2.7	-13.0	-6.1	-10.0	-4.3
Deferred Tax on Currency Translation	0.4	0.9	3.7	0.6	2.6
Income from Equity Investments	-3.2	-1.5	4.0	-1.2	2.9
Net Income	8.3	-32.6	12.2	-24.6	8.4
Earnings per share (€) / per ADS ($)	0.02	-0.23	0.07	-0.18	0.05
EBITDAs	166.4	156.8	231.3	124.0	162.8
Sercel	77.7	86.1	46.8	67.4	32.4
Services	120.2	99.2	203.2	79.1	143.4
Industrial Capex	77.7	106.9	79.2	90.5	56.2
Multi-client Capex	85.7	61.7	68.4	49.4	47.3

Year to Date 2010 Financial Results
Group Revenue
Group Revenue was down 15% in $ and 13% in € year-on-year, reflecting our fleet capacity reduction program and the low priced marine market, masking the strengthening performance of Sercel, up 11% in $ and up 15% in €.

	YTD		YTD
In millions	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Revenue	1,999	2,361	1,514	1,733
Sercel Revenue	716	643	544	472
Services Revenue	1,432	1,817	1,083	1,334
Eliminations	-148	-98	-113	-72
Marine contract	571	905	432	664
Land contract	276	301	208	221
Processing	281	299	212	219
Multi-client	305	312	230	229
MC marine	211	250	159	183
MC land	94	62	71	46
Group EBITDAs was $499 million (€378 million), a margin of 25%.

	YTD		YTD
In millions	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group EBITDAs	499	746	378	548
margin	25%	32%	25%	32%
Sercel EBITDAs	226	178	171	130
margin	31%	28%	31%	28%
Services EBITDAs	356	634	269	466
margin	25%	35%	25%	35%
Group Operating Income was $100 million (€76 million), a margin of 5%.

	YTD		YTD
In millions	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Operating Income	100	256	76	189
Margin	5%	11%	5%	11%
Sercel Op. Income	189	148	144	108
margin	26%	23%	26%	23%
Services Op. Income*	3	183	2	135
margin	NS	10%	NS	10%
Financial Charges
Financial charges were $104 million (€79 million).
Other financial income was $12 million (€9 million).

Net Income was a loss of $24 million (€18 million). After the positive impact of minority interests of $12 million (€9 million), EPS was €-0.18 per ordinary share and $-0.24 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $315 million (€238 million).
Capex
Global Capex was $471 million (€356 million), stable year-on-year.
•	Industrial Capex was $236 million (€179 million)

•	Multi-client Capex was $234 million (€177 million), a reduction of 10% year on year, in $ with a 70% prefunding rate

	YTD
In million $	2010	2009
Capex	471	470
Industrial	236	208
Multi-client	234	261
Free Cash Flow
After interest expenses paid during the first nine months, free cash flow was negative at $213 million.
Balance Sheet
Net Debt to Equity Ratio
The Group’s gross debt was $1.915 billion at the end of September 2010, corresponding to €1.403 billion with a 1.365 euro/dollar closing exchange rate.
With $349 million (€256 million) in available cash, Group net debt was $1.566 billion (€1.148 billion).
Net debt to equity ratio, at the end of September 2010, was 41%.

Year to Date 2010 Comparisons with Year to Date 2009

Consolidated Income Statement	YTD		YTD
In millions	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Exchange rate euro/dollar	1.321	1.335	1.321	1.335
Operating Revenue	1999.3	2361.4	1513.7	1733.3
Sercel	715.9	643.1	543.8	471.8
Services	1431.7	1816.7	1082.6	1333.6
Elimination	-148.2	-98.3	-112.6	-72.1
Gross Profit	379.8	571.4	287.6	419.4
Operating Income	100.3	256.3	75.9	189.4
Sercel	189.4	147.5	143.9	108.2
Services*	2.7	182.6	2.0	135.3
Corporate and Elimination*	-91.8	-73.7	-70.0	-54.1
Net Financial Costs	-92.5	-119.6	-70.1	-87.7
Income Tax	-24.7	-18.2	-18.7	-13.3
Deferred Tax on Currency Translation	-2.5	11.3	-1.9	8.3
Income from Equity Investments	-4.3	7.3	-3.3	5.3
Net Income	-23.8	106.2	-18.0	78.7
Earnings per share (€) / per ADS ($)	-0.24	0.29	-0.18	0.22
EBITDAs	498.7	745.6	377.5	548.1
Sercel	225.5	177.5	171.3	130.2
Services	356.2	633.9	269.3	466.2
Industrial Capex	236.3	208.4	178.9	152.9
Multi-client Capex	234.3	261.2	177.4	191.8

*	Starting in 2010, operating income for our Services segment is presented after elimination of amortization expense corresponding to past inter-company capital expenditures between our Equipment segment and Services segment. These eliminations were previously presented in Eliminations and Adjustments. The segment information related to our Services segment for the second and third quarters 2009 was restated to reflect this change in our internal financial reporting.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 11	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9th, 2010	Gerard CHAMBOVET
Senior EVP Corporate